

March 8, 2012

Daniel Brauser
Chief Financial Officer, Director
Upstream Worldwide, Inc.
200 E. Broward Blvd., Suite 1200
Ft. Lauderdale, Florida 33301

     Re: **Upstream Worldwide, Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed March 2, 2012
              File No. 000-50494

Dear Mr. Brauser:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on Schedule 14A

Purpose of the Reverse Stock Split, page 5

1. Please revise your disclosure to also discuss the recent Series A offering conducted by the company and the subsequent pending share exchange with ecoSquid Acquisition, Inc. as reasons for the company to effect the reverse stock split.

Effects of the Reverse Stock Split, page 7

2. We note your statement that the proposed reverse stock split will not affect any common shareholders' percentage ownership interests. Reconcile your disclosure with disclosure elsewhere in the proxy statement discussing the substantial dilution your current shareholders will experience via the Series A offering. Please also provide appropriate dilution disclosure in this section related to the reverse stock split and the subsequent share issuances pursuant to the share exchange with ecoSquid Acquisition, Inc. This includes addressing the effect the issuance of 17.5 million shares of common stock

pursuant to the proposed share exchange with ecoSquid Acquisition, Inc. will have on your current common shareholders' ownership interests.

Impact of the Series A Offering and Reverse Split on Common Shareholders, page 8

3. We note your revised disclosure on page 8 provided in response to our comment issued on February 21, 2012. For purposes of disclosure, explain your statement on page 9 that you "modified [your] business model to avoid relying upon a partner adopting a model similar to that employed by Kayak in the travel industry." Discuss the significance of this statement and clarify the "model" you refer to in the following sentence that you needed substantial working capital for in order to implement.

4. Clarify that the "group of investors" you refer to on page 9 that made it clear substantial dilution was necessary in order to raise capital, included your current Chief Executive Officer, Chief Financial Officer and your Co-Chairman of the Board.

5. Revise your disclosure to discuss the "high potential reward" you "had to provide investors with" in order to entice investors to invest. Clarify which investors you provided this "reward" to.

Acquisition of ecoSquid Acquisition, Inc. page 9

6. It appears that the completed Series A offering, the pending reverse stock split and the subsequent share exchange with ecoSquid Acquisition, Inc. are being conducted together as a series of transactions as a means for you to acquire Fort Knox Recycling, LLC, or ecoSquid. Therefore, please revise your proxy statement to provide all of the information required by Items 11 and 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

7. Please note our comment 6. Please also briefly discuss the intellectual property you currently license from ecoSquid and are attempting to acquire through the share exchange with ecoSquid Acquisition, Inc.

Please contact Reid Hooper, Attorney-Adviser, at 202-551-3359, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Brian S. Bernstein, Esq.